FOR IMMEDIATE RELEASE

Tuesday, January 31,  2006

(No.2006-01-03)

CARMANAH COMMENCES TRADING ON THE

TORONTO STOCK EXCHANGE

Victoria, British Columbia, Canada – Tuesday, January 31, 2006 - Carmanah Technologies Corporation (“Carmanah”) (TSX VE: CMH) – Canada’s largest solar company – is pleased to announce that it has officially joined the Toronto Stock Exchange (“TSX”).  Carmanah’s common shares will begin trading on the TSX effective Thursday, February 2, 2006 at 9:30 am ET under the symbol “CMH”.

Carmanah CEO Art Aylesworth and Chairman/founder Dr. David Green will mark the occasion at an official listing ceremony at the TSX Broadcast Centre in Toronto.  Mr. Aylesworth will sound the siren to signal the opening of the market and Carmanah’s graduation from the TSX Venture Exchange.

“This will be a proud day for Carmanah.” states Aylesworth.  “We will celebrate how far our company has come, and look forward with great anticipation to the next steps in its evolution.  The Venture Exchange has provided an excellent platform for our initial listing and we are very pleased with the progress we’ve made over the past four years.  It is our ambition to increase our profile and exposure within the financial community, both in Canada and beyond and the time feels right for the move to the senior exchange.  We look forward to this next phase of Carmanah’s development and the expanded opportunities provided by the Toronto Stock Exchange.”

Carmanah shares began trading on the Venture Exchange under the symbol “CMH” in 2001.  Trading on the TSX will remain under the same symbol.

Carmanah’s growth has been bolstered recently by a number of significant accomplishments, including:

•

The acquisition of Soltek Powersource, the largest Canadian supplier of solar systems and solar-related equipment;

•

A $1,000,000 contract to build Canada’s largest solar power system at Toronto’s Exhibition Place.  The system is expected to reduce the facility’s carbon dioxide emissions by 94.7 tonnes per year;

•

Contracts to light the 2010 Olympic and Paralympic Winter Games.  Carmanah’s 24-hour solar flashing beacons are already part of the preliminary phase of the Sea-to-Sky Highway Improvement Project.  Carmanah’s internally illuminated street-name signs will be used to increase safety and visibility at the Richmond Oval;

•

The Toronto installation of 350 solar-powered bus shelters – the first in Canada;

•

Numerous awards, including two 2005 Canada Export Awards from International Trade Canada and the Global 100 Eco-Tech Award from the 2005 World Exposition in Japan;

•

The successful completion of $15,000,000 in a private placement financing of common shares in December of 2005;

•

Record financial results for Q3 2005, highlighted by a 164% increase in revenues over Q3 2004 and a 93% increase in year-to-date revenues compared to the same period in 2004.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

About Carmanah Technologies Corporation:

Carmanah is an award-winning manufacturer of energy-efficient technologies.  The company is currently focused on three technology groups: solar power systems and equipment, solar-powered LED lighting, and LED illuminated signage.  Headquartered in Victoria, British Columbia, Carmanah has branch offices and/or sales representation in 11 cities across Canada, the United States, and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com